September 6, 2005



Room 4561

Charles T. Jensen
President and Chief Executive Officer
NeoMedia Technologies, Inc.
2201 Second Street, Suite 402
Fort Myers, Florida 33901

Re:	NeoMedia Technologies, Inc.
	Amendment No. 3 to Registration Statement on Form S-4/A
	Filed August 18, 2005
	File No. 333-123848

	Form 10-KSB for the fiscal year ended December 31, 2004, as amended
	Form 10-QSB for the fiscal quarter ended March 31, 2005
	Form 10-QSB for the fiscal quarter ended June 30, 2005
	File No. 0-32262

Dear Mr. Jensen:

	This is to advise you that we have limited our review of the above-referenced documents to the matters identified below and we have the following comments. Where indicated, we think you should revise your documents in response to these comments. With respect to the comments on the periodic report, your response should be provided as soon as possible and not later than September 20, 2005. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4 as amended on August 18, 2005

Recent Developments, page 47

1. We refer your to prior comment 1 of our letter dated August 5, 2005. Please provide us with a detailed and quantified analysis of why the Mobot, Inc. acquisition falls below the level of significance outlined in Rule 3-05 and Rule 11-01 of Regulation S-X.

Form 10-QSB for the Quarterly Period Ended June 30, 2005

Financial Statements

Unaudited Notes to Condensed Consolidated Financial Statements

Promissory Notes Payable to Cornell, page 8

2. We note that on March 30, 2005, you borrowed $10 million from Cornell. We further note that also on March 30, 2005, you issued 50 million warrants and paid $1 million to Cornell as a commitment fee for the 2005 SEDA. Tell us how you considered the warrants issued and cash paid to Cornell in allocating the proceeds from the promissory notes payable. Cite the authoritative literature relied upon in your accounting.

Controls and Procedures, page 26

3. We note disclosure that your disclosure controls and procedures were effective "as of the period covered." Please confirm that your disclosure controls and procedures are effective as of the end of the fiscal quarter covered by this report. Please also advise whether NeoMedia`s disclosure controls and procedures were effective as defined in paragraph (e) of Rule 13a-15.

4. You disclose that there were no "significant changes" in NeoMedia`s internal controls "subsequent to the date of their last evaluation or from the end of the reporting period to the date of
this Form 10-QSB."   In this regard it does not appear that your
disclosure is consistent with the requirements of Item 308(c) of Regulation S-B and Rule 13a-15(d). Please confirm, similar to disclosure in the second paragraph of this section, that there were no changes that occurred during your last fiscal quarter that materially affected, or are likely to materially affect, your internal control over financial reporting.


* * * *

	You may contact Steven Williams, at (202) 551-3478 or Melissa Walsh, at (202) 551-3224 you have questions regarding comments on the
financial statements and related matters.  If you have any other questions, please call Adam Halper, at (202) 551-3482.  If you require additional assistance you may contact Perry Hindin, at
(202)
551-3444 or the undersigned, at (202) 551-3730.

      		Sincerely,


      		Barbara C. Jacobs
      		Assistant Director


cc:	Via Facsimile
      Ronald S. Haligman, Esq.
      Kirkpatrick & Lockhart LLP
      201 S. Biscayne Blvd. Suite 2000
	Phone: (305) 539-3305
      Fax: (305) 358-7095

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Charles T. Jensen
NeoMedia Technologies, Inc.
September 6, 2005
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